Joel L. Rubinstein

Partner

212 294-5336

JRubinstein@Winston.com

May 3, 2019

VIA EDGAR

Ronald Alper

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Diamond Eagle Acquisition Corp.

Registration Statement on Form S-1

Filed April 11, 2019

File No. 333-230815

Dear Mr. Alper:

On behalf of our client, Diamond Eagle Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated April 29, 2019, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on April 11, 2019 (the “Registration Statement”).

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Amendment marked to show changes from the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in the Amendment of changes made in response to the Staff’s comment. Capitalized terms used but not otherwise defined herein have the meanings given to such terms in the Amendment.

May 3, 2019 Page 2

Registration Statement on Form S-1 filed April 11, 2019

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

Our Management Team, page 2

2.	Please revise to disclose the approximate per share value received by Silver Eagle investors in the merger with Dish TV India Limited. Please also revise to disclose a recent closing price in US dollars of Dish TV India Limited’s common stock. Please revise elsewhere as appropriate.

Response: The Company has revised the disclosure on pages 2, 3 and 73 to address the Staff’s comment.

Initial Business Combination, page 3

3.	We note the disclosure that NASDAQ rules require that the business combination has an aggregate fair market value of at least 80% of the value of the assets in the trust account. Please clarify whether the 80% requirement would continue to apply if you were no longer listed on NASDAQ. Consider adding risk factor disclosure.

Response: The Company has revised the disclosure on pages 3, 17 and 73 to clarify that such requirement is also contained in the Company’s form of amended and restated certificate of incorporation filed as Exhibit 3.2 to the Amendment.

May 3, 2019 Page 3

Risk Factors

Provisions in our amended and restated certificate of incorporation and Delaware law may have the effect of discouraging lawsuits...., page 56

4.	We note your disclosure that your exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act, and your disclosure that the provision applies to Securities Act claims. However, it is not clear whether this is consistent with the description of your exclusive forum provision. For example, with respect to exclusive forum in the Court of Chancery of the State of Delaware, we note the exception for any claim “(iii) for which the Court of Chancery does not have subject matter jurisdiction, including, without limitation, any claim arising under the federal securities laws, as to which the federal district court for the District of Delaware will be the sole and exclusive forum.” However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, it is not clear whether your exclusive forum provision selects the federal district court for the District of Delaware for Exchange Act claims, and it is not clear which forum is selected for Securities Act claims. Please ensure that your disclosure is consistent with your exclusive forum provision. In addition, if this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in your articles of incorporation states this clearly.

Response: The Company has revised the disclosure on pages 57, 122 and 123 to clarify and make consistent the description of the Company’s exclusive forum provision and to address the comment of the Staff, which revisions are also reflected in the Company’s form of amended and restated certificate of incorporation filed as Exhibit 3.2 to the Amendment.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or the Amendment.

Sincerely,

/s/ Joel L. Rubinstein

Joel L. Rubinstein